Exhibit 99.1

Press release

Biophytis to update on the development
of Sarconeos (BIO101) in Covid-19
at the 4th Annual Longevity Therapeutics Summit

Phase 2-3 COVA study results expected in Q3 2022

Paris (France), Cambridge (Massachusetts, United States), July 4th, 2022 – 8am CET - Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today announces its CEO, Stanislas Veillet, PhD, has been hosting a presentation at the 4th Annual Longevity Therapeutics Summit in San Francisco.

The Biophytis presentation entitled "Discussing the Use of Sarconeos (BIO101) for the Treatment of an Emerging Age-Related Disease, Covid-19", focused on the description of the mechanism of action of Sarconeos (BIO101), its interest in the treatment of age-related diseases such as sarcopenia, and provided an update on the progress of the COVA Phase 2-3 study in Covid-19.

Sarconeos (BIO101) activates the MAS receptor, a key component of the protective arm of the Renin Angiotensin System (RAS). The RAS is a central endocrine system controlling water balance, deregulated with ageing, associated with multiple age-related diseases, such as sarcopenia, cardiovascular and respiratory diseases, including COVID-19. The deregulation of nutrient sensing, in this case water, is one of the 9 hallmarks of ageing that is currently guiding the development of treatments for age-related diseases with the aim of increasing healthy life and longevity.

The potential of Sarconeos (BIO101) in the treatment of severe COVID-19 patients, which rebalances the protective arm of the RAS unbalanced by the viral infection, is outlined. It is recalled that patients with severe Covid-19 at risk of Acute Respiratory Disease Syndrome (ARDS) and death are predominantly elderly patients, with co-morbidities associated with RAS dysregulation, such as hypertension or renal failure. The pharmacological activity of Sarconeos (BIO1101) in an animal model of COVID-19 (Syrian hamsters infected with SARS-Cov-2) demonstrates the potential of the drug candidate to restimulate respiratory function, independent of viral load.

An update on the phase 2-3 COVA study was presented, including the results of the second interim analysis showing that the effect of Sarconeos (BIO101) is in the promising zone of efficacy, with no safety concern. The recruitment of 237 patients in this study, hospitalised for hypoxia in France, Belgium, the United States and Brazil, has now been completed. The final data are currently being collected and validated, will then be analysed, and the results of the study will be reported in Q3 2022 as planned.

Stanislas Veillet, CEO of Biophytis, said: "Severe forms of COVID-19 have stuck in its vast majority the elderly population. We do believe that COVID-19 is becoming endemic and will persist over time. Sarconeos (BIO101) might bring a real therapeutic solution for patients, and especially the eldest ones, hospitalized with severe respiratory manifestations, with no pharmacological treatment option today. The Phase 2-3 COVA study that we initiated more than 2 years ago is now in its final stages. We confirm that we expect to be able to report the COVA results in Q3 2022.”

Press release

About the COVA study

As a reminder, the COVA clinical programme (identifier clinicaltrials.gov: NCT04472728) is an international, multi-centre, double-blind, placebo-controlled, group-sequential and adaptive two-part study. It is a phase 2-3 study evaluating Sarconeos (BIO101) in patients aged 45 years and older, hospitalised with severe respiratory manifestations of COVID-19. Part 1 of the COVA study is an exploratory Phase 2 proof-of-concept study designed to provide preliminary data on the safety, tolerability and efficacy of Sarconeos (BIO101) in 50 hospitalised patients with severe respiratory failure in patients suffering from COVID-19. Part 2 of the COVA study is a randomised phase 3 study investigating the safety and efficacy of Sarconeos (BIO101) on respiratory function in patients. Due to the evolution of the pandemia, the company decided in April 2022 to stop enrollment at 237 patients.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally,) just achieved its phase 2 development as a treatment for sarcopenia in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts. The company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADS (American Depositary Shares) are listed on Nasdaq (Ticker BPTS – ISIN: US09076G1040).

For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risks and uncertainties the Company is to face" section from the Company's 2021 Full Year Report and as exposed in the “Risks Factors” section of form 20-F as well as other forms to be filed respectively with AMF and with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Press release

Biophytis Contact for Investor Relations

Philippe Rousseau, CFO

Investors@biophytis.com

Media Contacts

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